Exhibit 99.1

EDAP Announces Preliminary Unaudited Full Year 2016 Revenue

•	Full year 2016 revenue increased to approximately €35.6 million
•	2016 HIFU revenues recorded over 63% growth
•	Strong cash position of €22 million
•	Company to announce fourth quarter and full year 2016 results April 3rd with accompanying conference call April 4th

LYON, France, February 23, 2017 – EDAP TMS SA (NASDAQ: EDAP), the global leader in therapeutic ultrasound, announced today that its unaudited Fourth Quarter 2016 revenue is estimated to be €10.7 million and its full year 2016 revenues to be around €35.6 million, an increase of 10% as compared to revenue of €32.3 million for the full year 2015.

The Company estimates that as of December 31, 2016, it had €22 million of cash on hand.

Marc Oczachowski, Chief Executive Officer, commented: "We are pleased with our 2016 revenue and EDAP's continued growth, mainly driven by 63% growth in our HIFU division. With €22 million of cash on hand at the end of the year, we are well positioned to pursue our development programs and marketing expansion strategy to make our innovative HIFU technology available worldwide."

The Company also announced that it will report fourth quarter and full year 2016 results after the close of the market on Monday, April 3rd, 2017. An accompanying conference call will be hosted by Marc Oczachowski, CEO and Francois Dietsch, Chief Financial Officer at 8:30 AM ET on Tuesday, April 4th, 2017. Please refer to the information below for conference call dial-in information and webcast registration.

Conference Details

Conference Date: Tuesday, April 4th, 2017 8:30 AM ET Conference dial-in: 877-269-7756

International dial-in: 201-689-7817

Conference Call Name: EDAP-TMS Fourth Quarter and Full Year 2016 Results Call

Webcast Registration: Click Here

Following the live call, a replay will be available on the Company's website, www.edap-tms.com under "Investors Information."

About EDAP TMS SA

EDAP TMS SA today markets Ablatherm® for high-intensity focused ultrasound (HIFU) for prostate tissue ablation in the U.S. and for treatment of localized prostate cancer in the rest of the world. HIFU treatment is shown to be a minimally invasive and effective option for prostatic tissue ablation with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Ablatherm-HIFU is approved for commercial distribution in Europe and some other countries including Mexico, Chile, Brazil and Canada, and has received 510(k) clearance by the U.S. FDA. The Company also markets an innovative robot-assisted HIFU device, the Focal One®, dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA approved. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and distributes medical equipment (the Sonolith® lithotripters’ range) for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL) in most countries including Canada and the U.S. For more information on the Company, please visit http://www.edap-tms.com, andhttp://www.hifu-planet.com.

Important Cautions Regarding Forward-looking Statements

In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company’s filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company’s Annual Report on Form 20-F.

Investor Contact

CG CAPITAL

Rich Cockrell 877.889.1972

investorrelations@cg.capital

Company Contact

Blandine Confort

Investor Relations / Legal Affairs EDAP TMS SA

+33 4 72 15 31 50

bconfort@edap-tms.com